No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2021

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 21, 2021, resolved to convene the Company’s 97th Ordinary General Meeting of Shareholders.

Exhibit 2:

Honda Motor Co., Ltd. (the “Company”) hereby announces that its Board of Directors today resolved to propose partial amendments to the articles of incorporation of the Company (the “Articles of Incorporation”) at its 97th Ordinary General Meeting of Shareholders scheduled to be held on June 23, 2021.

Exhibit 3:

Honda Motor Co., Ltd. (head office: Minato-ku, Tokyo, Japan; hereinafter referred to as “Honda”) hereby announces that, subject to the approval of the competition authorities concerning the business combination and approvals of the Ordinary General Meeting of Shareholders (“OGM”) of Honda Kaihatsu Co., Ltd. (“Honda Kaihatsu”, and together with “Honda”, the “Parties” or individually as a “Party”), Honda has decided at the meeting of the Board of Directors held on May 21, 2021 to carry out a share exchange between Honda and Honda Kaihatsu whereby Honda Kaihatsu will become a wholly-owned subsidiary of Honda (“Share Exchange”).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 24, 2021

[Translation]

May 21, 2021

To:	Shareholders of Honda Motor Co., Ltd.

From:	Toshihiro Mibe

President and Representative Director

Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Notice Concerning 97th Ordinary General Meeting of Shareholders

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 21, 2021, resolved to convene the Company’s 97th Ordinary General Meeting of Shareholders as follows.

Particulars

1.	Date and time

10:00 a.m. on Wednesday, June 23, 2021

(Reception desk is expected to open at 9:00 a.m.)

2.	Place

Grand Nikko Tokyo Daiba

2-6-1 Daiba, Minato-Ku, Tokyo

Palais Royal ball room on the first basement level

3.	Agenda

Matters to be reported:

1.	Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 97th Fiscal Year (from April 1, 2020 to March 31, 2021); and

2.	Results of the Audit of the Consolidated Financial Statements for the 97th Fiscal Year (from April 1, 2020 to March 31, 2021) by the Independent Auditors and the Audit and Supervisory Committee.

Matters to be resolved:

First Item:

Partial Amendments to the Articles of Incorporation

Second Item:

Election of Eleven (11) Directors

[Translation]

May 21, 2021

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

President and Representative Director

Notice Concerning Partial Amendment to the Articles of Incorporation

Honda Motor Co., Ltd. (the “Company”) hereby announces that its Board of Directors today resolved to propose partial amendments to the articles of incorporation of the Company (the “Articles of Incorporation”) at its 97th Ordinary General Meeting of Shareholders scheduled to be held on June 23, 2021, as described below.

Particulars

1.	Reason for Amendments

(1) Transition to a company with three committees

The Company has been striving to enhance corporate governance as one of the most important tasks for its management, based on the Company’s Fundamental Beliefs, in order to strengthen the trust of our shareholders/investors, customers and society and to seek sustainable growth and the enhancement of corporate value over the mid- to long-term, thereby becoming “a company that society wants to exist.”

In order to further strengthen the supervisory functions of management by realizing a clear separation between supervisory functions and executive functions, the Company has decided to transition to a company with three committees, in which a majority of the members of each committee are outside directors, and which allows for the transfer of broad authority for business execution from the board of directors to executive officers, who assume clear legal responsibility.

Accordingly, the Company intends to make amendments to the Articles of Incorporation, including the establishment of new provisions concerning the Nominating Committee, Audit Committee, Compensation Committee, and Executive Officers, the deletion of provisions concerning Audit and Supervisory Committee Members and the Audit and Supervisory Committee, and other necessary amendments.

(2) Introduction of measures for providing reference materials, etc. for the general meeting of shareholders in electronic format

The 2019 amendment of the Companies Act allows for measures for providing reference materials, etc. for the general meeting of shareholders in an electronic format, and from the enforcement date of the amended Companies Act concerning electronic provision measures, companies issuing book-entry transfer shares (listed companies) are obligated to stipulate in their articles of incorporation that they will take electronic provision measures for information that constitutes the content of reference materials for the general meeting of shareholders. Accordingly, the Company intends to make necessary amendments to the Articles of Incorporation.

(3) Change in frequency of distributions of dividends

Article 34 of the Company’s current Articles of Incorporation stipulates that the record date for the distribution of dividends shall be four times a year (on June 30, September 30, December 31, and March 31), but going forward the Company intends to change the frequency of the distribution of dividends to twice a year (an interim and a year-end dividend) in order to strive for a more stable and continuous return of profit to its shareholders even amid the changing business environment, aiming at a consolidated dividend payout ratio of 30%. Accordingly, the Company intends to make necessary amendments to the Articles of Incorporation.

(4) Other general amendments

The Company intends to reorganize the article numbering to accommodate the newly established and deleted articles, as well as make other necessary amendments.

2.	Details of Amendments

The details of the amendments are as attached.

3.	Schedule for Amendments

The scheduled date of the Ordinary General Meeting of Shareholders to amend the Articles of Incorporation: June 23, 2021

The scheduled date from which the amendments to the Articles of Incorporation will become effective: June 23, 2021

Articles of Incorporation Comparative Table

(Portions to be amended are underlined.)

Current Articles of Incorporation (as of June 15, 2017)	Proposed Amendments

Article 1 through 3	Article 1 through 3
[Omitted]	[Unchanged]

Article 4. (Governance components)	Article 4. (Governance components)

The Company shall have the following governance components as well as General Meetings of Shareholders and Directors, respectively.	The Company shall have the following governance components as well as General Meetings of Shareholders and Directors, respectively.

1. Board of Directors	1. Board of Directors

2. Audit and Supervisory Committee	2. Nominating Committee, Audit Committee, and Compensation Committee (“Nominating Committee, Etc.”)

3. Executive Officers

3. Accounting Auditors	4. Accounting Auditors

Article 5 through 12	Article 5 through 12
[Omitted]	[Unchanged]

Article 13.     (Persons to convene meeting)

Except as otherwise provided by laws or ordinances, a general meeting of shareholders shall be convened by the President and Director, based upon the resolution of the Board of Directors. If the President and Director is prevented from so doing, one of the other Directors in the order fixed in advance by the Board of Directors shall convene the meeting.

Article 13.     (Persons to convene meeting)

Except as otherwise provided by laws and regulations, a general meeting of shareholders shall be convened by the Director who also serves as President and Executive Officer, based upon the resolution of the Board of Directors. If such position is vacant or such Director is prevented from so doing, one of the other Directors in the order fixed in advance by the Board of Directors shall convene the meeting.

Article 14. (Chairman)	Article 14. (Chairperson)

Chairmanship of a general meeting of shareholders shall be assumed by the Chairman of the Board of Directors or the President and Director pursuant to a resolution made in advance by the Board of Directors. If both the Chairman of the Board of Directors and the President and Director are prevented from so doing, one of the other Directors shall do so in the order fixed in advance by the Board of Directors.

Chairpersonship of a general meeting of shareholders shall be assumed by the Chairperson of the Board of Directors or the President and Executive Officer pursuant to a resolution made in advance by the Board of Directors. If both the Chairman of the Board of Directors and the President and Executive Officer are prevented from so doing, one of the other Directors or Executive Officers shall do so in the order fixed in advance by the Board of Directors.

Article 15.     (Disclosure via Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders)

Upon convening a general meeting of shareholders, the Company may deem that the information required to be described or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements shall have been provided to the shareholders when such information is disclosed, pursuant to laws or regulations, through a method that uses the Internet.

[Deleted]

[Newly established]	Article 15. (Provision of documents for general meeting of shareholders in electronic format)

Upon convening a general meeting of shareholders, the Company shall take the electronic provision measure provided for in Article 325-2 of the Company Law.

Among matters for which the electronic provision measure will be taken, the Company is not required to state all matters prescribed by the Ministry of Justice Order in the document that will be issued to shareholders who requested the issuance of the document stated in Article 325-5 of the Company Law by the record date.

Article 16 through 18	Article 16 through 18

[Omitted]	[Unchanged]

Article 19.     (Number of Directors)

Directors of the Company shall be not more than twenty in number, of which the Directors who are Audit and Supervisory Committee Members shall be not more than seven in number.

Article 19. (Number of Directors) Directors of the Company shall be not more than fifteen in number.

Article 20. (Election of Directors)	Article 20 (Appointment of Directors)

Directors shall be elected by the resolution of a general meeting of shareholders. Resolution of such elections shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of all shareholders who are entitled to exercise their voting rights. A resolution for the election of Directors shall not be made by cumulative voting.

Directors shall be appointed by the resolution of a general meeting of shareholders. Resolution of such appointments shall be adopted by a majority of the votes of the shareholders present, who must hold one-third or more of the votes of all shareholders who are entitled to exercise their voting rights. A resolution for the appointment of Directors shall not be made by cumulative voting.

The election of Directors pursuant to the provisions of the preceding Paragraph shall be implemented, while making a distinction between Directors who are Audit and Supervisory Committee Members and other Directors.

[Deleted]

Article 21.     (Term of Office)

The term of office of Directors who are not Audit and Supervisory Committee Members shall expire at the close of the ordinary general meeting of shareholders relating to the business year ending within one year after their election to office.

Article 21.     (Term of Office)

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the business year ending within one year after their appointment to office.

The term of office of Directors who are Audit and Supervisory Committee Members shall expire at the close of the ordinary general meeting of shareholders relating to the business year ending within two years after their election to office.

[Deleted]

The term of office of a Director who is an Audit and Supervisory Committee Member elected to fill the vacancy caused by the resignation of a Director who is an Audit and Supervisory Committee Member prior to the expiry of such Director’s term of office shall expire at the time of expiration of the term of office of his or her predecessor.

[Deleted]

Article 22.     (Directors with executive powers)

The Board of Directors shall appoint, pursuant to its resolutions, from among the Directors (excluding Directors who are Audit and Supervisory Committee Members) one President and Director and may appoint one Chairman of the Board of Directors, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

Article 22. (Directors with titles) The Board of Directors may elect, pursuant to its resolutions, from among the Directors one Chairperson of the Board of Directors.

Article 23. (Representative Directors)	[Deleted]

The President and Director shall represent the Company.

In addition to the preceding paragraph, the Board of Directors shall appoint, pursuant to its resolutions, from among the Directors (excluding Directors who are Audit and Supervisory Committee Members) Directors who shall each represent the Company.

Article 24 through 26	Article 23 through 25
[Omitted]	[Unchanged]

Article 27. (Remuneration of Directors, etc.)	Article 26. (Remuneration of Directors, etc.)

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of a general meeting of shareholders, while making a distinction between Directors who are Audit and Supervisory Committee Members and other Directors.

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of the Compensation Committee.

Article 28. (Delegation of decisions on execution of important operations)	[Deleted]

The Board of Directors of the Company may delegate to a Director all or part of decisions on execution of important operations (excluding matters stipulated in the items of Article 399-13, Paragraph 5 of the Company Law) by its resolution.

Article 29.	Article 27.

[Omitted]	[Unchanged]

Chapter V. Audit and Supervisory Committee	[Deleted]

Article 30. (Audit and Supervisory Committee)	[Deleted]

Except as provided by laws or ordinances or by the Articles of Incorporation, matters relating to the Audit and Supervisory Committee shall be governed by the Regulations of the Audit and Supervisory Committee established by the Audit and Supervisory Committee.

Article 31. (Notice of meetings of Audit and Supervisory Committee)	[Deleted]

Notice of convocation of a meeting of the Audit and Supervisory Committee shall be sent to each Audit and Supervisory Committee Member three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity.

If the consent of all Audit and Supervisory Committee Member is obtained in advance, a meeting may be held without following the procedures for convening a meeting.

[Newly established]	Chapter V. Nominating Committee, Etc.

[Newly established]	Article 28. (Nominating Committee, Etc.)

Members of Nominating Committee, Etc. shall be elected from among the Directors by a resolution of the Board of Directors.

Except as provided by laws and regulations or by the Articles of Incorporation, matters relating to the Nominating Committee, Etc. shall be governed by the Regulations of the Nominating Committee, Regulations of the Audit Committee, and Regulations of the Compensation Committee established by the resolution of the Board of Directors.

[Newly established]	Chapter VI. Executive Officers

[Newly established]	Article 29. (Appoinment of Executive Officers)

Executive Officers shall be appointed by the resolution of the Board of Directors.

[Newly established]

Article 30.    (Term of Office)

The term of office of Executive Officers shall expire at the close of the first meeting of the Board of Directors called after the close of the ordinary general meeting of shareholders relating to the business year ending within one year after their appoinment to office.

[Newly established]	Article 31. (Executive Officers with titles)

The Board of Directors shall elect, pursuant to its resolutions, from among the Executive Officers, one President and Executive Officer and may elect several Vice Presidents and Executive Officers, Senior Managing Executive Officers and Managing Executive Officers.

[Newly established]	Article 32. (Representative Executive Officers)

The President and Executive Officer shall represent the Company.

In addition to the preceding paragraph, the Board of Directors may elect, pursuant to its resolutions, from among the Executive Officers, Executive Officers who shall each represent the Company.

[Newly established]	Article 33. (Remuneration of Executive Officers)

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Executive Officers shall be determined by resolution of the Compensation Committee.

[Newly established]

Article 34.     (Exemption of Executive Officers’ Liabilities)

Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law, the Company may, by a resolution of the Board of Directors, exempt Executive Officers (including former Executive Officers) that are set forth in Article 423, Paragraph 1 of the Company Law, from liability for damages to the extent permitted by laws and regulations.

Chapter VI. Accounts	Chapter VII. Accounts

Article 32 through 33	Article 35 through 36
[Omitted]	[Unchanged]

Article 34. (Record date for dividend from surplus)	Article 37. (Record date for dividend from surplus)

The record date for the dividends shall be June 30, September 30, December 31 and March 31 of each year.	The record date for the dividends shall be September 30 and March 31 of each year.

In addition to the above, the Company may distribute dividends from surplus by determining any record date.	In addition to the above, the Company may distribute dividends from surplus by determining any record date.

Article 35. (Limitation period for dividend)	Article 38. (Limitation period for dividend)

[Omitted]	[Unchanged]

Supplementary Provisions	Supplementary Provisions

Article 1.	Article 1.

[Omitted]	[Unchanged]

[Newly established]	Article 2. (Transitional measures regarding provision of documents for general meeting of shareholders in electronic format)

The deletion of Article 15 of the current Articles of Incorporation and the establishment of Article 15 in the amended Articles of Incorporation shall be effective from the date of enforcement provided for in the proviso to Article 1 of the Supplementary Provisions of the Act Partially Amending the Company Law (Act No. 70 of 2019) (the “Date of Enforcement”).

Notwithstanding the provisions of the preceding paragraph, Article 15 of the current Articles of Incorporation shall remain effective regarding any general meeting of shareholders held on a date within six months from the Date of Enforcement.

This Article shall be automatically deleted on the date when six months has passed from the Date of Enforcement or three months has passed from the date of the general meeting of shareholders in the preceding paragraph, whichever is later.

[Translation]

May 21, 2021

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

President and Representative Director

Notice of acquiring Honda Kaihatsu as a wholly-owned subsidiary through a simplified share exchange

Honda Motor Co., Ltd. (head office: Minato-ku, Tokyo, Japan; hereinafter referred to as “Honda”) hereby announces that, subject to the approval of the competition authorities concerning the business combination and approvals of the Ordinary General Meeting of Shareholders (“OGM”) of Honda Kaihatsu Co., Ltd. (“Honda Kaihatsu”, and together with “Honda”, the “Parties” or individually as a “Party”), Honda has decided at the meeting of the Board of Directors held on May 21, 2021 to carry out a share exchange between Honda and Honda Kaihatsu whereby Honda Kaihatsu will become a wholly-owned subsidiary of Honda (“Share Exchange”).

Honda plans to carry out the Share Exchange by virtue of a simplified share exchange pursuant to Article 796(2) of the Companies Act of Japan, and as a result of which, a resolution of the OGM of Honda is not required to undertake the Share Exchange. In addition, as the Share Exchange is a simplified share exchange changing a consolidated subsidiary into a wholly-owned subsidiary, some items and matters that would otherwise need to be disclosed are omitted from the disclosure.

1. The purpose of acquiring Honda Kaihatsu as a wholly-owned subsidiary through the Share Exchange

Honda currently owns shares in Honda Kaihatsu, which provides employee welfare services, such as the operation of staff cafeterias, to the employees of Honda and its group companies (“Honda Group Companies”) for the purpose of efficiently providing such employee welfare services to the Honda Group Companies. Honda decided to make Honda Kaihatsu its wholly-owned subsidiary in order to strengthen the corporate functions of the Honda Group Companies by enhancing and utilizing Honda Kaihatsu’s business expertise and to reinforce Honda Kaihatsu’s management base and enable it to be more agile in its business operations with the view to helping Honda Kaihatsu to evolve into a company capable of providing higher added value.

2. Summary of the Share Exchange

(1) Method and Date of the Share Exchange

(i) Share Exchange

The Share Exchange will be carried out to turn Honda into the wholly-owning parent company and Honda Kaihatsu into its wholly-owned subsidiary. Honda intends to carry out the Share Exchange through a simplified share exchange pursuant to Article 796(2) of the Companies Act of Japan, without obtaining a resolution of its OGM. Honda Kaihatsu intends to carry out the Share Exchange subject to the resolution approving the Share Exchange at its OGM scheduled on June 18, 2021 and setting the effective date of the Share Exchange as August 1, 2021.

Resolution at the Board meeting of Honda approving the share exchange agreement	May 21, 2021

Resolution at the Board meeting of Honda Kaihatsu approving the share exchange agreement (scheduled)	May 31, 2021 (scheduled)

Execution of the Share Exchange Agreement by the Parties (scheduled)	June 1, 2021 (scheduled)

Resolution approving the share exchange agreement at the OGM of Honda Kaihatsu (scheduled)	June 18, 2021 (scheduled)

Effective date of the Share Exchange (scheduled)	August 1, 2021 (scheduled)

Notes:

(1) The dates above may be changed by an agreement between the Parties in the event that there is a procedural need to change the date for the Share Exchange or for any other reason.

(2) The effective date of the Share Exchange has been fixed based on the assumption that the relevant approvals will be obtained from the competition authorities for the business combination by such date.

(ii) Share dividends

Prior to the effective date of the Share Exchange and subject to approvals of the OGMs of the following subsidiaries, Honda plans to ask the following subsidiaries, Rainbow Motor School Co., Ltd. (“RMS”), Honda Finance Co., Ltd (“HFC”), and Mobilityland Corporation (“ML”), to distribute dividends in kind to Honda in the total amount of 1,680,000 ordinary shares in Honda Kaihatsu (560,000 ordinary shares from each of RMS, HFC and ML) (“Share Dividends”).

Date of resolution approving the Share Dividends at the OGM of RMS	June 8, 2021 (scheduled)

Date of resolution approving the Share Dividends at the OGM of HFC	June 17, 2021 (scheduled)

Date of resolution approving the Share Dividends at the OGM of ML	June 25, 2021 (scheduled)

Effective date of the Share Dividends	June 30, 2021 (scheduled)

(2) Details of allotment of shares in relation to the Share Exchange

	Honda (wholly-owning parent company after the Share Exchange)	Honda Kaihatsu (wholly-owned subsidiary after the Share Exchange)
Share Exchange Ratio	1	0.30
Number of shares in Honda to be issued as a result of the Share Exchange	Ordinary shares in Honda: 2,370,000 shares (scheduled)

Notes:

(1)	Allotment ratio of shares:

0.30 ordinary shares in Honda are scheduled to be allotted for one share in Honda Kaihatsu. However, no shares will be allotted as a result of the Share Exchange for the ordinary shares in Honda Kaihatsu held by Honda (6,120,000 shares as of today). Honda may change the allotment ratio of the Share Exchange (“Share Exchange Ratio”) subject to discussions between the Parties where there is any material change to the terms and conditions of the Share Exchange which were used as the basis for calculating the allotment ratio.

(2)	Number of shares in Honda to be issued by the Share Exchange:

Honda plans to deliver 2,370,000 ordinary shares of its treasury shares in lieu of the issuance of new shares in connection with the Share Exchange.

(3)	Treatment of shares constituting less than one whole unit:

Honda does not expect that there will be any new shareholders with shares constituting less than one whole unit as a result of the Share Exchange.

(4)	Treatment of a fraction less than one whole share:

Honda does not expect that there will be any new shareholders who will own a fraction of less than one whole share as a result of the Share Exchange.

(3) The treatment of share acquisition rights and bonds with share acquisition rights in connection with the corporate reorganization

This section is not applicable, since Honda Kaihatsu has not issued any share acquisition rights or bonds with share acquisition rights.

3. Results of the calculation, the calculation method, and the basis for the calculation by a third party valuation organization

(1) Rationale and reasons for the allocation

In calculating the Share Exchange Ratio as prescribed in Section 2(2) above (“Details of allotment in relation to the Share Exchange”) with respect to the Share Exchange, in order to ensure the fairness and appropriateness of the Share Exchange Ratio, Honda and Honda Kaihatsu decided to engage a third party valuation organization to calculate the Share Exchange Ratio and retained EY Strategy and Consulting Co., Ltd. (“EYSC”).

Honda and Honda Kaihatsu discussed and fixed the Share Exchange Ratio after taking into account the overall factors related to the Share Exchange, which include the financial situations, assets and the future business prospects of the Parties while making reference to the calculation results of the Share Exchange Ratio submitted by EYSC. As a result, Honda and Honda Kaihatsu decided to carry out the Share Exchange in accordance with the Share Exchange Ratio as both Parties determined that the Share Exchange Ratio is reasonable for their respective shareholders and would not be detrimental to their shareholders.

Where there is a material change in the terms and conditions on which the calculation of the Share Exchange Ratio is based, the Share Exchange Ratio may be subject to change by a mutual agreement between the Parties in accordance with the share exchange agreement.

(2) Matters concerning the calculation

(i)	Name of the valuation organization and its relationship to Honda and Honda Kaihatsu

The third party valuation organization is EYSC, which is independent of Honda and Honda Kaihatsu, is not an associate of Honda or Honda Kaihatsu and does not hold any disclosable material interest in the Share Exchange.

(ii)	Summary of calculation

EYSC analyzed the financial information of Honda and Honda Kaihatsu and the terms and conditions of the Share Exchange. EYSC, then, adopted the market price method for the shares in Honda as they are listed on the financial instruments exchange and their market share price is available. EYSC adopted the discounted cashflow method (“DCF method”) for the shares in Honda Kaihatsu as there are no comparable listed companies and reflected the future business activities of Honda Kaihatsu in calculating its share prices.

The results of the calculation to determine the number of ordinary shares in Honda to be allotted for one ordinary share in Honda Kaihatsu by using the calculation methods set forth above are as follows.

Calculation Method		Calculation results of the Share Exchange Ratio
Honda	Honda Kaihatsu
Market price method	DCF method	0.26–0.36

The market price method uses December 30, 2020 (“Calculation Reference Date”) as the reference date and applies the closing share price on the Calculation Reference Date and the simple average value of the closing share price for the six (6) months prior to the Calculation Reference Date.

In preparing its calculation of the Share Exchange Ratio above, EYSC made the following assumptions: all of the information disclosed by both Parties to EYSC and any other information including financial information discussed with EYSC, which played a substantial role in the formation of the basis for its calculation of the Share Exchange Ratio, were accurate and complete. Furthermore, EYSC has not independently assessed the accuracy and completeness of the foregoing information. In addition, EYSC did not calculate, appraise or assess independently or commission any third party to appraise or assess the assets or liabilities (including derivative transactions, off-book assets or liabilities, or any other contingent liabilities) of Honda, Honda Kaihatsu or their affiliated companies.

The calculation of the Share Exchange Ratio by EYSC reflects the information available and the economic conditions up to the Calculation Reference Date. In addition, the financial forecasts (including profit plan and other information) of Honda Kaihatsu have been reasonably reviewed or prepared based on the best currently available estimates and judgements by the management of Honda Kaihatsu.

In the business plan of Honda Kaihatsu which is used by EYSC for the calculation by the DCF method, no significant increase or decrease in profit is forecast in any business year. In addition, the business plan is not contingent on the implementation of the Share Exchange.

(3) Details of the Share Dividends

Companies conferring shares and company acquiring shares	Companies conferring shares: HFC, ML and RMS Company acquiring shares: Honda

Number of shares to be transferred

1,680,000 shares (560,000 shares from each of HFC, ML and RMS)

* number of voting rights: 1,680,000 (560,000 for each of HFC, ML and RMS)

* voting right ratio (rounded off to two decimal places): 10.70% (3.57% for each of HFC, ML and RMS)

Appraised value of the shares to be transferred	JPY 212 million (JPY 71 million each for the shares transferred from HFC, ML and RMS)

4. Overview of the companies involved in the Share Exchange

	Wholly-owning parent company resulting from the Share Exchange	Wholly-owned subsidiary resulting from the Share Exchange
(1) Name of the company:	Honda Motor Co., Ltd.	Honda Kaihatsu Co., Ltd.

(2) Address	2–1–1 Minami Aoyama, Minato-ku, Tokyo, Japan	5–39 Hon-cho Wako-shi, Saitama, Japan

(3) Name and title of representative	Toshihiro Mibe, President and Representative Director	Naoji Ono, President and Representative Director

(4) Nature of the business	Manufacture and sale of transport machinery and equipment	Catering service business, real estate business, etc.

(5) Share capital	JPY 86,067 million	JPY 785 million

(6) Date established	September 24, 1948	April 1, 1959

(7) Number of shares issued	1,811,428,430 shares	15,700,000 shares

(8) Fiscal year end	March 31	March 31

(9) Major shareholders and shareholding ratios as of March 31, 2021

The Master Trust Bank of Japan, Ltd. (Trust Account): 9.5%

Japan Trustee Services Bank, Ltd. (Trust Account): 6.8%

Moxley & Co. LLC: 4.1%

SSBTC CLIENT OMNIBUS ACCOUNT: 3.3%

Meiji Yasuda Life Insurance Company: 3.0%

Tokio Marine & Nichido Fire Insurance Co., Ltd.: 2.1%

Nippon Life Insurance Company: 1.7%

Mitsubishi UFJ Bank: 1.5%

State Street Bank West Client Treaty505234 1.5%

Japan Trustee Services Bank, Ltd. (Trust Account 5): 1.4%

International Association of Traffic and Safety Sciences: 49.68% Honda Motor Co., Ltd.: 38.98% Four other corporate shareholders

(10) Financial position and Operating results for the most recent fiscal year

	Honda Motor Co., Ltd. (Consolidated: International Financial Reporting Standards (IFRS))	Honda Kaihatsu Co., Ltd. (Non-consolidated: Japanese standards)
Fiscal year ended	March 31, 2021	March 31, 2021
Equity attributable to owners of the parent company/Net assets	9,082,306 JPY millions	42,613 JPY millions
Total assets	21,921,030 JPY millions	46,200JPY millions
Equity attributable to owners of the parent company per share/Net assets per share	5,260.06 JPY	2,714.20 JPY
Sales Revenue	13,170,519 JPY millions	16,825 JPY millions
Operating profit	660,208 JPY millions	1,101 JPY millions
Profit before income taxes/Net profit before tax	914,053 JPY millions	1,196 JPY millions
Profit for the year attributable to owners of the parent / Net profit	657,425 JPY millions	829 JPY millions
Basic earnings per share attributable to owners of the parent / Net profit per share	380.75 JPY	52.79 JPY

Note: Honda has adopted IFRS for its consolidated financial results. As IFRS does not include a line for “Net assets per share”, the “Equity attributable to owners of the parent per share” line is used as a substitute. The figures in the other lines above correspond to the respective items in the statements based on IFRS.

5. Status after the Share Exchange

Honda, as the wholly-owning parent company, will not experience any changes with respect to its name, address, title and name of its representative, business activities, capital amount and financial period as a result of the Share Exchange.

6. Forecasts

The effect of this Share Exchange on the consolidated results of Honda is expected to be immaterial. If any matter arises which may have a disclosable impact, it shall be promptly disclosed.

(For reference) Consolidated Forecast for the Fiscal Year Ending March 31, 2022 (as of May 14, 2021) and the Results of the Fiscal Year Ended March 31, 2021

(Unit: JPY millions)

	Consolidated sales revenue	Consolidated operating profit	Consolidated profit for the year	Profit attributable to owners of the parent
Consolidated forecast for the fiscal year ending March 31, 2022	15,200,000	660,000	630,000	590,000
Consolidated results for the fiscal year ended March 31, 2021	13,170,519	660,208	695,444	657,425

For further inquiries, please contact:

Eiji Fujimura

General Manager

Accounting Division

Honda Motor Co., Ltd.

Telephone:     03–3423–1111